                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                         Cablevision Systems Corporation
                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                   12686C-10-9
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement. [ ](A fee is not required only if the filing person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 Pages
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CUSIP No.  12686C-10-9                13G



--------------------------------------------------------------------------------
1.       Names of Reporting Persons        John MacPherson, individually and
         S.S. or I.R.S. Identifica-          as Trustee for the Trusts listed
         tion Nos. of Above Persons          on Exhibit A
                                           ###-##-####

--------------------------------------------------------------------------------

2.       Check the Appropriate Box         (a)
         if a Member of a Group
                                           (b)
--------------------------------------------------------------------------------

3.       S.E.C. Use Only

--------------------------------------------------------------------------------

4.       Citizenship or Place of           U.S.A.
         Organization
--------------------------------------------------------------------------------

Number of Shares                  (5) Sole Voting Power
Beneficially                                                           1,896,074
Owned by Each Reporting           ----------------------------------------------
Person With                       (6) Shared Voting Power
                                      Power                            0
                                  ----------------------------------------------
                                  (7) Sole Dispositive Power
                                                                       1,896,074
                                  ----------------------------------------------
                                  (8) Shared Dispositive
                                      Power                            0
--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially
         Owned by Each Reporting Person                                1,896,074
--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares
--------------------------------------------------------------------------------

11.      Percent of Class Represented
         by Amount in Row 9                                                11.8%
--------------------------------------------------------------------------------

12.      Type of Reporting Person
                                                                             00
--------------------------------------------------------------------------------


                               Page 2 of 8 Pages
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CUSIP No.  12686C-10-9                13G


              CONTINUATION PAGES OF AMENDMENT NO. 2 TO SCHEDULE 13G
                                    FILED BY
                           JOHN MACPHERSON, AS TRUSTEE


        In accordance with Rule 101(a)(2)(ii) of Securities and Exchange Commission Regulation S-T, this Amendment No. 2 to Schedule 13G, dated August 30, 1991, as amended by Amendment No. 1 thereto, dated February 12, 1992 (as so amended, the "Schedule 13G"), previously filed by John MacPherson, restates the Schedule 13G.

Item 1(a)        Name of Issuer:

                 Cablevision Systems Corporation

Item 1(b)        Address of Issuer's Principal Executive Offices:

                 One Media Crossways
                 Woodbury, New York 11797

Item 2(a)        Name of Person Filing:

                 John MacPherson, individually and as Trustee for the Trusts listed on Exhibit A.

Item 2(b)        Address of Principal Business Office:

                 c/o Sportschannel N.Y.
                 200 Crossways Drive
                 Woodbury, New York  11797

Item 2(c)        Citizenship:

                 U.S.A.
Item 2(d)        Title of Class of Securities:

                 Class A Common Stock

Item 2(e)        CUSIP Number:

                 12686C-10-9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                 (a) ( )  Broker or Dealer registered under Section 15 of the
                          Act

                 (b) ( )  Bank as defined in Section 3(a)(6) of the Act

                 (c) ( ) Insurance Company as defined in Section 3(a)(19) of the Act


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CUSIP No.  12686C-10-9                13G


                 (d) ( ) Investment Company registered under Section 8 of the Investment Company Act

                 (e) ( ) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

                 (f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

                 (g) ( ) Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G)

                 (h) ( )  Group, in accordance with
                          Section  240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership

                 If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                 (a) Amount Beneficially Owned

                     1,896,074  (as of December 31, 1995)

                 (b) Percent of Class:

                     11.8%   (as of December 31, 1995)

                 (c) Number of shares as to which such person has:

                     (i)  sole power to vote or to direct the vote:  1,896,074

                    (ii)  shared power to vote or to direct the vote:  0

                   (iii)  sole power to dispose or to direct the disposition of:
                          1,896,074

                    (iv)  shared power to dispose or to direct the disposition
                          of:   0


                               Page 4 of 8 Pages


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CUSIP No.  12686C-10-9                13G


Item 5.  Ownership of Five Percent or Less of a Class

         If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                 See Exhibit A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                 Not applicable

Item 8.  Identification and Classification of Members of the Group.

                 Not applicable

Item 9.  Notice of Dissolution of Group.

                 Not applicable

Item 10. Certification.

                 Not applicable because the statement is filed pursuant to Rule 13d-1(c).


                               Page 5 of 8 Pages


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CUSIP No.  12686C-10-9                                           13G


SIGNATURE.
                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 9, 1996


                         Signature: /s/ John MacPherson
                                    --------------------------------------
                         Name/Title:   John MacPherson, individually and as
                                       Trustee of each of the following Trusts:
                                         CFD Trust No. 1
                                         CFD Trust No. 2
                                         CFD Trust No. 3
                                         CFD Trust No. 4
                                         CFD Trust No. 5
                                         CFD Trust No. 6
                                         CFD Trust No. 10


                               Page 6 of 8 Pages


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CUSIP No.  12686C-10-9                                           13G


                                    Exhibit A

                 John MacPherson ("Mr. MacPherson" or the "Trustee") is currently the trustee of each trust listed in the table below (the "Trusts"), which, as of December 31, 1995, owned 1,893,074 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), of Cablevsion Systems Corporation, a Delaware corporation (the "Issuer"), in the aggregate. Class B Common Stock is convertible at the option of the holder share for share into Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of the Issuer. Mr. MacPherson does not have an economic interest in such shares, but, as a trustee of the Trusts, does have the power to vote and dispose of such shares. Under certain rules of the Securities and Exchange Commission, so long as Mr. MacPherson retains such powers, he is deemed to have beneficial ownership thereof for purposes of Schedule 13G reporting. In addition, as of December 31, 1995, Mr. MacPherson and his wife, Dorothy MacPherson, owned directly 3,000 shares of Class A Common Stock.

                 The following table lists each Trust's name and its current beneficiary.


         Name of Trust                         Current Beneficiary
         -------------                         -------------------

         CFD Trust No.  1                      Kathleen Dolan

         CFD Trust No.  2                      Deborah Dolan

         CFD Trust No.  3                      Marianne Dolan

         CFD Trust No.  4                      Patrick Dolan

         CFD Trust No.  5                      Thomas Dolan

         CFD Trust No.  6                      James Dolan

         CFD Trust No. 10                      Marie Atwood


CFD Trust No. 1 - CFD Trust No. 6
---------------------------------

                 For each of the CFD Trust No. 1, CFD Trust No. 2, CFD Trust No. 3, CFD Trust No. 4, CFD Trust No. 5 and CFD Trust No. 6, (collectively the "CFD Trusts 1-6"), distributions of income and principal can be made in the Trustee's discretion to the person shown as the current beneficiary of each CFD Trust 1-6 in the above table (the "Current Beneficiary"). The Current Beneficiary has a power during his or her life to appoint all or part of the relevant CFD Trust 1-6 to or for the benefit of one or more of the Current Beneficiary's descendants. Upon the death of the Current Beneficiary, the relevant CFD Trust 1-6, if not previously terminated, will pass as

                               Page 7 of 8 Pages
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CUSIP No.  12686C-10-9                13G


appointed by the Current Beneficiary to or for the benefit of one or more of the Current Beneficiary's descendants. Any unappointed portion of such Trust will pass, in further trust, per stirpes to the Current Beneficiary's then living descendants, or if none, per stirpes to the then-living descendants of Charles
F. Dolan, or if none, among the heirs-at-law of Charles F. Dolan.

CFD Trust No. 10
----------------

                 For the CFD Trust No. 10, distributions of income and principal can be made in the Trustee's discretion to Marie Atwood ("Atwood"). Atwood has a power during her life to appoint all or part of the CFD Trust No. 10 to or for the benefit of one or more of her descendants. Upon the death of Atwood, the CFD Trust No. 10, if not previously terminated, will pass as appointed by Atwood to or for the benefit of one or more of her descendants. Any unappointed portion of the CFD Trust No. 10 will pass, in further trust, per stirpes to Atwood's then-living descendants, or if none, among Atwood's heirs-at-law. The spouse of Atwood, if he survives Atwood, has a power during his life and upon his death to appoint all or part of any such continuing trusts to or for the benefit of one or more of Atwood's descendants.

Beneficial Ownership of the Beneficiaries
-----------------------------------------

                 No individual beneficiary of any Trust can be said to have a present beneficial interest in any Trust of greater than five percent of the Class A Common Stock because the Trustee has the sole discretion to distribute or accumulate the income from a Trust and the sole discretion to distribute the principal of a Trust to the Current Beneficiary or Atwood.


                               Page 8 of 8 Pages